SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
 the Securities Exchange Act of 1934
For the month of April 2017

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Litigation Matters

On April 27, 2017, Frontline Ltd. (“Frontline”) filed a complaint against DHT Holdings, Inc. (the “Company”), BW Group Limited (“BW Group”) and the Company’s directors in the High Court of the Republic of the Marshall Islands (the “Court”) among other things alleging certain fiduciary duty breaches and other claims in connection with the Company’s Rights Agreement, dated as of January 29, 2017, and the entry by the Company into the Vessel Acquisition Agreement (“VAA”), dated as of March 23, 2017, between the Company and BW Group, pursuant to which the Company agreed to acquire 9 very large crude carriers (“VLCCs”) and newbuild contracts for 2 VLCCs from BW Group and seeking certain injunctive relief relating to transactions contemplated by the VAA.   The Company believes the claims set forth in Frontline’s complaint are without merit.

On April 28, 2017, the Court issued an order (the “Court Order”) denying Frontline’s request for a temporary restraining order in connection with these proceedings.  The previous summary does not purport to be complete and is qualified in its entirety by the Court Order, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Court Order regarding Frontline Ltd., v. DHT Holdings Inc. et al.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: April 28, 2017	By:	/s/ Eirik Ubøe
Name: Eirik Ubøe
Title: Chief Financial Officer